Exhibit 99.2

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

JANUARY 13, 2021 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO»

Bulletin N°6

GENFIT

French public limited company (Société Anonyme) governed by a Board of Directors with share capital of 9 714 654,25 euros Registered Office: 885 avenue Eugène Avinée, 59120 Loos

424 341 907 R.C.S. Lille Métropole

Notice of second convocation

Following the notice of meeting serving as convocation published in the French Bulletins des Annonces Légales Obligatoires “BALO” no. 147 of 7 December 2020, Ladies and Gentlemen, the fellow shareholders of the company GENFIT S.A. (the “Company”) are informed that the extraordinary general meeting convened on first notice at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), on 13 January 2021 at 2:30 pm (Paris time), could not deliberate due to the required quorum not having been met.

Consequently, and in accordance with applicable laws and regulations, the Company’s shareholders are notified of the extraordinary general meeting convened on second convocation, on Monday 25 January 2021 at 2:30 pm (Paris time), at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), in order to deliberate on the same agenda (the “Shareholders’ Meeting”).

The text of the draft resolutions to be proposed to the Shareholders’ Meeting remains unchanged.

Warning

In view of the current governmental measures prohibiting gatherings currently in force to fight against the spread of the epidemic of Covid-19, upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of article 4 of Ordinance no. 2020-321 of 25 March 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, which application period has been extended and terms have been modified by the Ordinance no. 2020-1497 of 2 December 2020, and the provisions of decree no. 2020-1614 of 18 December 2020 extending and modifying decree no. 2020-418 of 10 April 2020 adapting the functioning of certain deliberating bodies in the context of the Covid-19 epidemic.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of this notice.

Shareholders are invited to regularly consult the Company’s website www.genfit.com to be informed on the final participation terms of the Shareholders’ Meeting.

AGENDA

Extraordinary Shareholders’ Meeting

-	Amendment of the terms of the bonds issued on 16 October 2017 convertible into new shares and/or exchangeable for existing shares (the « OCEANEs ») – Modification of the conversion ratio – Capital increase with waiver of the shareholders’ preferential subscription right to the benefit of the holders of the OCEANEs (Resolution n° 1) ; and

-	Powers to carry out formalities (Resolution n° 2).

* * *

In accordance with Ordinance no. 2020-1497 of 2 December 2020 extending and amending the Ordinance No. 2020-321 of 25 March 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic (together, the “Covid-19 Ordinance”), and with the constant concern of ensuring, as far as possible, the security and protection of all stakeholders (including those of the shareholders) at the Shareholders’ Meeting, this meeting will be held without the physical attendance of the shareholders.

In accordance with article 3 of the Covid-19 Ordinance and the provisions of decree no. 2020-1614 of 18 December 2020, the Company will broadcast the Shareholders’ Meeting live in audio format except if technical reasons make it impossible or severely trouble such broadcast. The Company will also ensure a replay of such broadcast which will be available on the Company’s website, as soon as possible at the end of the Shareholders’ Meeting and at the latest before the end of the fifth business day from the date of the Shareholders’ Meeting. Every written question asked by shareholders, together with the answers given in accordance with the third and fourth paragraphs of Article L. 225-108 of the French Code de commerce, will be published as soon as possible and at the latest before the end of the fifth business day from the date of the Shareholders’ Meeting, in the dedicated section of the Company’s website provided for in the fourth paragraph of such article.

Consequently, shareholders are invited to regularly consult the Company’s website www.genfit.com to be informed on the final participation terms of the Shareholders’ Meeting.

I.	Preliminary formalities to complete in order to participate to the Shareholders’ Meeting

Under these conditions and in accordance with the Covid-19 Ordinance, in order to exercise your rights, you must:

•	favour the use of the Internet for the completion of participation formalities,

•	express your choices before the meeting with respect to the resolutions that are proposed to you, namely by:

o	voting by post,

o	appointing a proxy who will vote before the Shareholders’ Meeting (the latter then having the option of communicating his voting instructions to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com),

o	granting a power of attorney to the President of the Shareholders’ Meeting,

only options now available due to the circumstances and imperatives above-mentioned.

You may also ask questions in writing under the conditions set out in IV. below.

Finally, shareholders are invited to regularly consult the section dedicated to the Shareholders’ Meeting on the Company's website: www.genfit.com.

II.	Participation’s terms to the Shareholders’ Meeting

The Shareholders’ Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders’ Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (article L. 225-106 of the French Code de commerce).

The proxy thus designated will vote remotely under the conditions set out in (III) below.

In accordance with article R. 225-85 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of article L. 228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time, either in the registered securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in article R. 225-85 of the French Code de commerce (with reference to article R. 225-61 of the same Code), in the appendix:

•	the remote voting form;

•	the voting proxy.

III.	Vote by post or proxy

A.	Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders’ Meeting or to a proxy may:

•	For registered (au nominatif) shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

•	For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders’ Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9 , rue du Débarcadère - 93761 Pantin Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders’ Meetings Service of BNP Paribas Securities Services, at the latest on 22 January 2021.

The appointments or revocations of agents expressed on paper must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, on 21 January 2021.

B.	Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders’ Meeting before the Shareholders’ Meeting, and of appointing or removing a proxy by Internet before the Shareholders’ Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif):

Holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess’ website via the Planetshares site, the address of which is as follows: https://planetshares.bnpparibas.com.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number made available to them, being either 01 57 43 02 30 from France or +33 1 57 43 02 30 from abroad, or use the contact form on the Planetshares website: https://planetshares.bnpparibas.com.

After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess’ website and vote, or appoint or dismiss a proxy.

The appointments or revocations of proxies must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, on 21 January 2021.

For bearer shareholders (actionnaires au porteur):

It is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess’ website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess’ website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess’ website and vote, grant a power of attorney to the President of the Shareholders’ Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess’ website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of the article R. 225-79 of the French Code de commerce, in the following ways:

-	the shareholder must send an email to paris.bp2s.france.cts.mandats@bnpparibas.com.

This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible the address of the agent; and

-	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders’ Meetings department of BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, on 21 January 2021.

The Votaccess’ website will be reopened from 14 January 2021.

Voting online will end the day before the meeting, on 24 January 2021 at 3:00 p.m. Paris time.

However, in order to avoid any possible congestion on the Votaccess’ website, shareholders are advised not to wait until the day before the Shareholders’ Meeting to vote.

Both registered shareholders and bearer shareholders may appoint a proxy under the conditions indicated above.

Shareholders who have chosen to be represented by a proxy of its choice must notify its appointment to BNP Paribas Securities Services, and may also revoke it until the fourth day preceding the Shareholders’ Meeting, i.e. no later than Thursday 21 January 2021, at midnight, Paris time. The proxy holder must send its voting instructions for the exercise of its proxy in scanned copy of the voting form, to BNP Paribas Securities Services, by e-mail to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com.

The form must include the first and last name and address of the representative, the words “As a representative”, and must be dated and signed. The voting instructions are indicated in the “I vote by post” section of the voting card. The proxy holder must attach a copy of his proof of identity and, where applicable, a power of attorney of the legal person he represents. In accordance with the decree no. 2020-418 of April 10, 2020, as amended by decree no. 2020-1614 of December 18, 2020, in order to be taken into account, the electronic message must be received by BNP Securities Services no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. Thursday 21 January 2021, at midnight, Paris time.

In accordance with the provisions of the decree no. 2020-418 of April 10, 2020, as amended, each shareholder or each holder who has already voted by post, given proxy to the Chairman of the Shareholders’ Meeting, or given proxy to a third party may choose another means of participation in the Shareholders’ Meeting provided that the new instruction issued by this shareholder reaches the Company according to the legal terms and deadlines as specified in this notice of second convocation on the Company's website for votes by post or proxies to the Chairman of the Shareholders’ Meeting. Their initial instructions will then be revoked.

IV.	Written questions.

In accordance with article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the fourth business day preceding the date of the Shareholders’ Meeting.

The answers to these written questions will be published on the Company’s website as soon as possible at the end of the Shareholders’ Meeting, and at the latest before the end of the fifth business day from the date of the Shareholders’ Meeting.

V.	Rights to shareholder information

All the documents and information set forth in article R. 225-73-1 of the French Code de commerce and article 3 of the Covid-19 Ordinance shall be consulted on the issuer’s website: www.genfit.fr as from the 21st day before the shareholders’ meeting initially convened on 13 January 2021, on 23 December 2020.

The Board of Directors